Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES ORGANIZATIONAL CHANGES

MONTERREY, MEXICO. MARCH 25, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today changes to its senior level organization, effective March 27, 2020.

Sergio Mauricio Menendez Medina, current President for CEMEX in Europe, has been appointed President for CEMEX Europe, Middle East, Africa & Asia (EMEAA). Sergio will oversee the business in The Philippines, Israel, Egypt and United Arab Emirates, in addition to his current responsibilities.

“I would like to thank our current President of our Asia, Middle East and Africa region, Joaquin Estrada, for his contribution and commitment to CEMEX during his 29 years of service in the company, and wish him success in his new endeavors.” said Fernando A. González, CEO of CEMEX.

Jesus Vicente Gonzalez Herrera, current President for CEMEX in South, Central America and the Caribbean (SCAC), will also oversee CEMEX’s Global Trading activities, in addition to his current responsibilities.

For more information on CEMEX and its senior management team, please visit: www.cemex.com

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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